Exhibit 3

FOR IMMEDIATE RELEASE	29 February 2016

WPP PLC (“WPP”)

Burson-Marsteller acquires majority stake in TSE Consulting SA

WPP announces that Burson-Marsteller, its global strategic communications and public relations firms, has acquired a majority stake in TSE Consulting SA, an international sports consultancy.

Headquartered in Lausanne, Switzerland and with regional partners in Europe, North and South America, Africa and the Middle East, TSE Consulting provides strategic advice to public sector and sports organisation clients in the practice areas of events, performance, participation and facilities. Clients include bidding and host cities, sports federations and major sport events.

TSE Consulting’s unaudited revenue for the year ended 31 December 2015 was CHF 2.0 million, with gross assets of CHF 0.7 million as at the same date.

This investment continues WPP’s commitment to digital and content, with sport critical to this strategy. WPP’s public relations and public affairs companies collectively generate revenues (including associates and investments) of US$2 billion and employ over 11,000 people worldwide.

Contact:

Feona McEwan, WPP	+ 44 (0) 207 408 2204
Chris Wade, WPP